May 25, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker
Division of Corporation Finance

Re:	Amyris Biotechnologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris Biotechnologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 16, 2010 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated May 13, 2010. The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff’s comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from the initial filing of the Registration Statement. In addition to revising the Registration Statement to address the comments raised by the Staff in its letter, the Company revised the Registration Statement to update other disclosures.

General

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on the disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Securities and Exchange Commission

May 25, 2010

The Staff’s comment is noted. The Company will provide this information so that the Staff has sufficient time to process amendments to the Registration Statement.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Staff’s comment is noted. The Company confirms that the Company will not circulate copies of the Registration Statement or the preliminary prospectus until the Company shall have included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information that the Company may exclude in reliance upon Rule 430A.

3.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by FINRA.

The Staff’s comment is noted. Prior to the effectiveness of the Registration Statement, the Company will inform the Staff whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. Please understand that we will need adequate time to review these materials before effectiveness.

The Company acknowledges the Staff’s comment and will file omitted exhibits and the form of underwriting agreement so that the Staff has sufficient time to process amendments to the Registration Statement. The Company has filed with the Amendment the form of legal opinion and a substantial number of other previously omitted exhibits.

5.

You are currently incorporated in the state of California and you disclose that you will reincorporate in Delaware “prior to completion of the offering.” It is not clear when you intend to form the Delaware corporation and whether it will be in existence prior to the effective date of the registration statement. As such, please clarify your use of the phrase “prior to the completion of this offering,” which is used throughout the prospectus to describe the timeframe for establishing the Delaware corporate entity. If the reincorporation to Delaware is to take place after the effectiveness of

Securities and Exchange Commission

May 25, 2010

the registration but prior to the close of the IPO, then explain why the Delaware entity is the appropriate registrant and how the signatures on the registration statement currently comply with Section 6 of the Securities Act and Instruction 1 to Form S-l, which requires that the filing be signed by the issuer and the designated representatives. If you believe the signatures in the current format conform to the requirements of the statute and form, notwithstanding the fact that the issuer of the securities is not yet in existence, explain the basis of this belief in your response.

The Delaware corporation that will be the issuer of the shares registered by and described in the Registrant Statement has been formed. The Company expects that the reincorporation of the California corporation to Delaware will be completed within approximately two weeks of the date of this letter and, in any event, prior to the effectiveness of the Registration Statement. The Company supplementally advises the Staff that following completion of the reincorporation, the last sentence of the first paragraph under “Prospectus Summary – Company Information” referring to the intent to reincorporate will be removed and the first sentence of that paragraph will be revised to add language to the effect that “and in             , 2010 we were reincorporated in Delaware.”

6.	Please update your financial statements and related disclosures to include the period ended March 31, 2010.

In response to the Staff’s comment, the financial statements included in the Amendment have been updated to March 31, 2010 and will be further updated as required in future filings.

Inside Front Cover Page

7.	Please remove the dealer prospectus delivery obligation from the inside front cover. See Item 502(b) of Regulation S-K.

The Company notes the Staff’s comment and has reviewed Item 502(b) of Regulation S-K. However, the Company believes that locating the disclosure regarding dealer prospectus delivery obligations on the first page following the front cover page rather than on the outside of the back cover page makes the disclosure more prominent, and thus more useful, to prospective investors. In addition, the Company notes that many other prospectuses have included the dealer prospectus delivery obligations on the table of contents page of the prospectus. For example, the Company refers the Staff to the prospectuses related to the public offerings of Roadrunner Transportation Systems, Inc., Douglas Dynamics, Inc., S&W Seed Company, Convio, Inc. and Codexis, Inc. dated as of May 10, 2010, May 4, 2010, April 29, 2010, April 23, 2010 and April 16, 2010, respectively. For these reasons, the Company respectfully requests that it be permitted to leave the disclosure regarding dealer prospectus delivery obligations in its current location.

Securities and Exchange Commission

May 25, 2010

Special Note Regarding Forward-Looking Statements, page 36

8.	We note the disclosure in the last paragraph on page 36. Clarify the extent to which you are cautioning investors in their evaluation of this data. More clearly express the company’s views regarding the reliability of the data and statistics in your registration statement. Please remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented here, it does not appear the market data contribute to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments. Please assess your disclosure throughout the prospectus and revise as appropriate. Finally, if true, confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

In response to the Staff’s comment, the Company assessed its disclosure in the prospectus and has removed the last paragraph in the section “Special Note Regarding Forward-Looking Statements.” The Company confirms that the market and industry data included in the Registration Statement is generally available to the public and was not prepared for the Company for a fee.

Use of Proceeds, page 37

9.	Provide a concise but meaningful description of the capital expenditures you plan to fund with the proceeds of the offering. Ensure that management’s discussion addresses your plans for capital expenditures and the role of those capital expenditures in your business plans and the competitive need and effect that management perceives with respect to the planned capital improvements.

In response to the Staff’s comment, the Company has expanded the discussion of capital expenditures in the sections “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 49

Stock-Based Compensation, page 51

10.	Please revise to address the following items:

•	Disclose the intrinsic value of outstanding equity instruments based on the estimated IPO price.

•

Include a specific and comprehensive discussion of the factors that led to the increase in the fair value of your common stock between April 2010 and the present and how these factors impacted the determination of your IPO price.

Securities and Exchange Commission

May 25, 2010

In response to the Staff’s comment, the Company has added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” the intrinsic value of outstanding equity instruments based on the estimated IPO price.

In response to the Staff’s comment, the Company has included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” a discussion of the factors that led to the increase in the fair value of the Company’s common stock between April 2010 and the present and the Company will continue to update this disclosure in future amendments of the Registration Statement.

Liquidity and Capital Resources, page 61

11.	We note your disclosure on page F-28 indicating that the credit agreement requires compliance with certain covenants and that you were in compliance with such covenants at December 31, 2009. If it becomes reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Also discuss compliance with any other particular restrictions. Such a presentation may allow an investor to more easily understand your current status in meeting your covenants.

The Company notes with respect to the Staff’s comment regarding the Credit Agreement that at December 31, 2009, and also at March 31, 2010, the Company had no borrowings, and specified amounts of letters of credit, outstanding under this agreement. In the future, when the Company refers to the Credit Agreement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company will provide disclosure if it has determined that it is reasonably likely that it will not be in compliance with any material debt covenants, and in such cases it will discuss the relevant ratios or covenants that are the subject of the potential non-compliance.

Contractual Obligations, page 64

12.	We note your disclosure on page F-8 indicating that you are required to fund an additional $10.5 million in cost sharing expenses under your DOE grant. It is unclear to us why this amount was not included in your table of contractual obligations. Please advise or revise.

In response to the Staff’s comment, the Company advises the Staff that pursuant to the DOE agreements, the Company has the right to be reimbursed for a portion of its expenditures when it undertakes the specified research and related activities, and incurs the associated expense, covered by the agreements. As such, the Company has discretion over whether it will incur these expenses and therefore the Company felt that it was not appropriate to include future payments under the DOE agreements in the contractual obligations table. The Company has added a discussion immediately following the table of its plans to fund future research under the DOE agreements.

Securities and Exchange Commission

May 25, 2010

Amyris Brasil S.A. Transaction, page 64

13.	We note your disclosure that you intend to exercise your right to require investors to convert their shares of Amyris Brasil to your common stock and as a result will issue 550,044 shares of your stock. We also note on pages 7 and 38 that the conversion of Amyris Brasil will result in 311,111 shares of your common stock being issued. Please reconcile the two statements for us and revise your disclosures as necessary.

In response to the Staff’s comment, the Company advises the Staff that the difference was due to timing. The 550,044 shares represent the number of shares of Amyris common stock that the Amyris Brasil shares outstanding would have converted to as of the date of the prospectus. The 311,111 shares represent the number of shares of Amyris common stock that the Amyris Brasil shares outstanding would have converted to as of December 31, 2009. The Company will update its future filings to reference only one date and has updated Note 16, Noncontrolling Interest to summarize the Amyris Brasil shares issued to date.

Business, page 67

General

14.	We note that the disclosures throughout your Business discussion, including the “Business Overview” discussion in the prospectus summary, incorporate statistical information, estimates and other industry data; however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that it is management’s belief based on your experience in the industry, if true, or disclose the source. For example, refer to statements such as Sao Martinho S.A. is “one of the largest sugar and ethanol producers in Brazil.”

The Company respectfully submits that the statistical information, estimates and industry data in the Registration Statement have been the subject of specific scrutiny and documentary back-up by the Company, and the Company has obtained reliable independent support for such statements, including but not limited to the support set forth below for the following statements:

•

“Our first such arrangement is our joint venture with Usina São Martinho, a subsidiary of São Martinho S.A., one of the largest sugar and ethanol producers in the world.” See Press Release, Sao Martinho, Sao Martinho posts net income of R$23MM in 3Q10 (February 10, 2010) (on file with Company).

Securities and Exchange Commission

May 25, 2010

•

“Brazil is the world’s largest producer of sugarcane, crushing over 600 million tons of sugarcane annually to provide feedstock to approximately 400 sugar and ethanol mills.” See Erik Linak, et. al., CEH Marketing Research Report - Ethanol (2009).

•

“[Our joint venture facility] is located at Usina Sao Martinho, the world’s largest sugarcane processing facility, which crushed 8.1 tons of sugarcane in the 2009/2010 harvest.” See Press Release, Sao Martinho, Sao Martinho posts net income of R$23MM in 3Q10 (February 10, 2010) (on file with Company).

•

“In addition, we expect these arrangements to provide us with access to over ten million tons of sugarcane crush capacity annually, which we intend to expand over time with these and other mills. As of the first quarter of 2010, this capacity represents approximately 10% of the total crush capacity of these producers.” See, e.g., Press Release, Sao Martinho, Sao Martinho posts net income of R$23MM in 3Q10 (February 10, 2010) (on file with Company); http://www.cosan.com.br/cosan2009/index_pti.html (last reviewed May 14, 2010); Press Release, Bunge Limited, Bunge Limited reaches additional agreements with owners of Moema group sugarcane mills (January 12, 2010) (on file with Company); Press Release, Guarani Tereos, Fato Relevante (January 3, 2002).

•

“For instance, the price per barrel of petroleum ranged from $145.66 in July 2008 to $30.81 in December 2008.” See Global Energy Scenarios: Spring 2009 Data Update, Version 1.0: IHS CERA Global Energy Scenarios Data Set - Outlook to 2030 (June 5, 2009).

•

“With approximately 400 sugar and ethanol mills operating in Brazil, we believe that this capital light model will allow us to take advantage of the large infrastructure that is already in place.” See Erik Linak, et. al., CEH Marketing Research Report - Ethanol (2009).

•

“These specialty chemical and transportation fuels markets are some of the largest addressable markets in the world, aggregating to well above $1 trillion annually.” See Wood Mackenzie research report, dated November 2009 and EIA research Annual Energy Outlook 2010, released December 2009.

The Company confirms that the market and industry data included in the Registration Statement is generally available to the public and was not prepared for the Company for a fee.

In response to the Staff’s comment, the Company has indicated in “Business—Industry Background—Petroleum Alternatives” that two statements regarding other renewable fuels businesses were made on the basis of management’s belief.

Business Overview, page 67

15.	Please briefly describe the general development of your business during the past five years, including the year in which the business was organized and its form of organization. See Item 101(a) of Regulation S-K.

Securities and Exchange Commission

May 25, 2010

In response to the Staff’s comment, in the “Prospectus Summary—Company Overview” section of the Amendment the Company has included a description of the development of the Company’s business.

The Amyris Solution, page 71

16.	You disclose that your technology platform is designed to produce your products “from widely available plant-derived feedstocks.” Clarify whether you intend to utilize other feedstock options in addition to the Brazilian sugarcane and whether the contract manufacturers will utilize a broad or singular variety of feedstock in connection with the 2011 product roll-out.

The Company understands the Staff’s comment to request clarification regarding the Company’s intent to use a feedstock other than sugarcane in connection with the planned roll-out in 2011 and regarding the Company’s intent to use other feedstocks more broadly. In response to the comment regarding commercialization in 2011, the Company has expanded the discussion in the first paragraph under “Business—Production—Commercial Production—Contract Manufacturing” to discuss the potential use of alternative feedstocks by commercial manufacturing resources to initiate commercial production in 2011. With regard to the utilization, more generally, of feedstock other than sugarcane, as noted in the Registration Statement, the Company’s technology can be applied to produce target products using a variety of feedstocks, and over the course of time beyond its initial commercialization efforts the Company will likely seek to use alternative feedstocks in its production facilities. The Company respectfully submits that the current disclosure regarding the ability to use alternative feedstocks is appropriate given the lack of current specific plans for the commercial use of a feedstock other than sugarcane (beyond the use described in the discussion of contract manufacturing).

17.	You disclose that one of your competitive strength is the capital light model you will be pursuing in manufacturing your products. In light of the significant capital contribution that you will be making for the construction of the facility at Usina São Martinho, as well as the likelihood that you may have to make similar capital contributions in the future, please revise your disclosure to contextualize the significance of the “capital light” approach when compared to the capital intensive nature of the ethanol industry in general.

In response to the Staff’s comment, the Company has expanded the discussion of its capital-light model in the third bullet under “Business—The Amyris Solution—Competitive Strengths.”

Our Strategy, page 73

18.	We note disclosure in the first bullet point on page 73. Please disclose the “high value applications” you are targeting for your initial sales, including the geographical market where your products will be sold.

Securities and Exchange Commission

May 25, 2010

In response to the Staff’s comment, the Company has expanded the discussion in the first bullet point in “Business––Our Strategy.”

Our Products, page 79

Chemical Products, page 80

19.	In the third paragraph, or in another applicable section of the filing, please provide a brief discussion of what a customer-required product qualification process may entail. Provide similar disclosure with respect to the certification process by diesel engine manufacturers, which you discuss on page 81.

In response to the Staff’s comment, the Company has included discussions of the steps that a customer-required qualification process may entail in each of “Business—Our Products—Chemical Products” and “Business—Our Products—Transportation Fuels.”

Transportation Fuels, page 80

20.	We note the disclosure relating to the work of an independent third party who you engaged in testing your fuel. Please tell us what consideration you have given to naming the third party in the registration statement and obtaining the third party’s consent to be named. Refer to Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

The Company and we made the following analysis of identifying the third party that performed the test reflected in the table in “Business—Our Products—Transportation Fuels.” The test performed by the third party was the measurement of specific properties of the Company’s diesel fuel, i.e., cloud point, cetane number and energy density, performed in accordance with established norms and standards of ASTM International (formerly known as the American Society for Testing and Materials, or “ASTM”), which the Company believes is one of the largest voluntary standards development organizations in the world. The Company believes that any party capable of conducting this test in accordance with ASTM standards would have reported the same results, as there is no meaningful discretion exercised or opinion expressed by the testing firm in the application of these standards. We and the Company do not believe that performing a test against identified, specific standards renders the testing organization as an “expert” as contemplated by Section 7 of the Securities Act of 1933, which, of course, reads as follows:

“If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement …”

Securities and Exchange Commission

May 25, 2010

or by Rule 436 under the 1933 Act, which requires that an expert consent to being so named if:

(a) any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement, or

(b) it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts …

We and the Company believe that reporting the specified test results does not represent the use of a “report” or “valuation” or “opinion” of an expert as contemplated by either section 7 or Rule 436. Further, we and the Company did not think that the identity of the testing firm was of any significance to potential investors as long as the prospectus identifies, as it does, the standards applied in performing the test.

21.	In your last paragraph of this subsection, you state that you have entered into agreements with “major engine and aircraft manufacturers.” Tell us what consideration you have given to summarizing the nature of your agreements with these manufacturers and filing your agreements with them as exhibits pursuant to Item 601(b)(l0) of Regulation S-K.

As indicated in “Business—Our Products—Transportation Fuels,” the Company’s initial focus area in transportation fuels is on diesel. As such, the Company does not regard as material agreements regarding jet fuel, and the Company has no agreements that provide for the production or sale of a jet fuel product. In order to avoid further confusion regarding the nature or significance of agreements with jet engine or aircraft manufacturers, the reference to “agreements” with these manufacturers has been removed.

Product Distribution and Sales, page 81

22.	We note your disclosure in the second paragraph. Please explain to us with a view toward disclosure what the vertical integration of your commercialization efforts would require from an infrastructure standpoint. Also define the term “certain blend credits” and explain their significance.

In response to the Staff’s request for an explanation of vertical integration and blend credits, with a view to disclosure, the Company has expanded the discussion in the second paragraph of “Business—Product Distribution and Sales” to provide such an explanation. The Company believes that this explanation is responsive to the inquiry in the Staff’s comment but would be pleased to provide additional supplemental information to the Staff regarding these matters upon request.

Securities and Exchange Commission

May 25, 2010

Competition, page 82

23.	Please quantify, to the extent possible, the number of companies with whom you compete for market share and describe clearly your competitive position. To the extent that you know or have reason to know that one or a small number of competitors is dominant in the industry, please name such competitor(s). See Item 101(c)(1)(x) of Regulation S-K.

As indicated in “Business—Competition” and elsewhere in the Registration Statement, the Company intends to produce certain chemical products and certain transportation fuels. With regard to chemical products, the Company intends initially to pursue opportunities in the specific markets referred to in this section. The Company does not believe that any single company or small group of companies is dominant in the production of renewable products for these markets, nor does it have an ability to enumerate other companies that are seeking to provide renewable products for these markets. With regard to diesel, the transportation fuel on which the Company is focusing initially, and jet fuels, the Company is aware, as described in the “Business—Competition” section, that a number of companies are pursuing a variety of alternatives for the development of renewable fuels. The Company does not believe that any single company or small group of companies is dominant in the production of such renewable fuel products. The Company believes that in addition to large, established companies seeking to produce various types of renewable fuels, there are many privately held and emerging companies also seeking to develop and commercialize such products. Once again, the Company is not able to quantify the number of companies seeking to provide renewable diesel or jet fuel products, nor does the Company believe that any such quantification would be meaningful to investors.

Board of Directors, page 90

24.	Please tell us what consideration you have given to filing the voting agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the voting agreement referenced in the section “Board of Directors” on page 90 of the Registration Statement will terminate upon the completion of the offering described in the Registration Statement. For that reason, the Company believes that this voting agreement need not be filed as an exhibit to the Registration Statement.

Executive Compensation, page 94

25.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company submits that it does not believe that risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on it. The Company advises the Staff that the Company has made this determination by, first, evaluating the risks to which it is subject, a substantial exercise that was conducted in connection with the preparation of the “Risk Factors” section of the Registration Statement. The Company’s

Securities and Exchange Commission

May 25, 2010

management then reviewed these risks in relation to the manner in which the Company compensates its employees. The Company’s compensation philosophy is, it believes, straightforward and understood by employees and is consistent with that of other privately held, venture backed companies. The Company believes that the combination of cash compensation, including salaries and bonuses, and stock option awards priced at the grant date fair market value of the underlying shares, with significant vesting periods, appropriately incentivize employees to achieve near term goals that are set by management and the board of directors and to do so in a manner that is consistent with the long term interests of the Company.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 124

26.	Please revise the first sentence to clarify that the disclosure discusses the “material” tax consequences of investment in your shares. Use of the word “certain” implies that there could be material tax consequences that you have chosen not to discuss. In addition, please revise the second sentence of the introductory paragraph to remove the statement that the summary does not provide “a complete analysis” of all potential tax considerations. Again, your disclosure could imply that you have omitted certain material analyses from your discussion.

In response to the Staff’s comment, the Company has deleted the word “certain” from the first sentence in the section “Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock.” In addition, in the Amendment the Company has revised the second sentence in that section to replace the phrase “does not provide a complete analysis of” with the phrase “does not discuss.”

Underwriters, page 128

27.	Please briefly discuss the “certain” legal matters and the “other conditions” precedent to the underwriters” obligation to pay for the shares.

While the underwriting agreement between the Company and the several underwriters is not yet finalized, in order to respond to the Staff’s inquiry, the Company supplementally informs the Staff that the current draft underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered are subject to customary closing conditions, such as no material adverse change having occurred with respect to the Company’s business, operations or financial condition, the delivery of opinions regarding certain legal matters by counsel for the Company and counsel for the underwriters, and the delivery of a comfort letter by the Company’s independent registered public accounting firm.

In addition, the underwriters may terminate the underwriting agreement if certain conditions have occurred, such as the suspension or material limitation of trading on major U.S. stock exchanges, the declaration of a moratorium on commercial banking activities by federal or New York state authorities, or any outbreak or escalation of hostilities, or any change in the financial markets or any calamity or crisis, that is material and adverse and which makes it, in the

Securities and Exchange Commission

May 25, 2010

underwriters’ judgment, impracticable or inadvisable to proceed with the offering. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option.

The Company respectfully submits that, in its view, additional disclosure of these conditions and legal matters in the Registration Statement would not provide benefits to investors, since the conditions are typical of a transaction of this nature and since the final underwriting agreement will be filed as an exhibit to the Registration Statement.

Notes to the Consolidated Financial Statements

5. Commitments and Contingencies, page F-24 Operating Leases, page F-25

28.	We note you are entitled to a tenant improvement allowance of $11.4 million. Please revise to clarify if the leasehold improvements within your property and equipment balance include amounts that have not yet been purchased. In addition, please revise to clarify how you have considered these amounts in your depreciation policy.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the prospectus to further clarify the Company’s operating lease disclosures. The Company also respectfully advises the Staff that the leasehold improvements within property and equipment do not include amounts that have not yet been purchased; therefore there was no impact on our depreciation policy for leasehold improvements.

9. Convertible Preferred Stock, page F-32

29.	Please revise to disclose how you have considered the terms of your preferred stock in determining whether there is a beneficial conversion feature or an embedded derivative that should be remeasured every reporting period. In this regard, we note that your Series B and Series B-1 have conversion ratios of 1:1.098 and 1:1.10, respectively, and have per share conversion prices that are less than the per share liquidation prices. In addition, we note that the value of certain of your warrants has been deducted from the carrying value of your preferred stock.

In response to the Staff’s comment, the Company advises the Staff that the Company considered the terms of each series of convertible preferred stock, as described below.

Embedded derivatives

The preferred stock issued by the Company is convertible into the Company’s common stock upon occurrence of certain events and is contingently redeemable upon occurrence of a deemed liquidation event at amounts equal to its liquidation prices.

For purposes of analyzing whether the conversion features and the contingent redemption feature are embedded derivatives, the Company determined that the host contract is an equity host based on the Company’s assessment of the terms of preferred stock, including conversion, liquidation and redemption features, as well as dividend and voting rights.

Securities and Exchange Commission

May 25, 2010

The Company determined that the embedded conversion features are clearly and closely related to the economic characteristics and risks of the equity host contract. Consequently, the criteria for bifurcating an embedded derivative are not met and the embedded conversion features are not separately accounted for as derivatives.

The Company also determined that the embedded contingent redemption feature does not meet the definition of a derivative as it does not require or permit net settlement by the Company. Consequently, the criteria for bifurcating an embedded derivative are not met and the embedded contingent redemption feature is not separately accounted for as a derivative.

Beneficial conversion features

As the Company concluded that the convertible preferred stock does not contain any embedded derivatives, management evaluated whether the convertible preferred stock contains a beneficial conversion feature (BCF) by calculating the difference between the accounting conversion price and the fair market value of common stock at the commitment date (determined to be the date of issuance of the preferred stock).

As part of this analysis, the Company calculated the accounting conversion price of the preferred stock based on the proceeds allocated to the preferred stockholders on an investor by investor basis. Preferred stock issuance costs were excluded from the calculation of the intrinsic value of the embedded conversion option.

The Company also issued warrants to its placement agent in connection with the placement agent’s direct investment in the Company’s preferred stock. Such warrants were not considered costs of issuing preferred stock but instead were determined to be amounts paid to the placement agent in connection with the placement agent’s investment in the Company. Consequently, in accordance with ASC 470-20-30-13, the fair value of such warrants is treated as a deduction in the proceeds received by the Company when calculating the intrinsic value of the embedded conversion option.

Securities and Exchange Commission

May 25, 2010

The terms of the convertible preferred stock also require that the conversion price be adjusted (reduced) upon occurrence of certain dilutive events, for example, upon issuance of convertible preferred stock at a price less than the conversion price of outstanding preferred stock series. The Company considered the conversion option with a contingent reduction in the conversion price as a potential contingent beneficial conversion feature. As the terms of the contingent conversion option do not permit the Company to compute the number of shares that the preferred stockholders would receive until the contingent event occurs and the conversion price is adjusted, a contingent BCF cannot be measured at the commitment date. Therefore, the company calculates a BCF upon each subsequent occurrence of a contingency, and the related adjustment to the conversion price, as the difference between the adjusted conversion price and the fair market value of common stock at the commitment date.

To date, the fair value of common stock, as determined by management and the Board of Directors, on the corresponding commitment dates in each instance was below the accounting conversion prices upon issuance of preferred stock and upon subsequent changes to the conversion price. Therefore, no beneficial conversion feature was identified.

Carrying value of preferred stock

The Company incurred certain direct and incremental costs in connection with issuing the preferred stock which were offset against the carrying value of the preferred stock. Furthermore, in addition to issuance of warrants to the placement agent in connection with the placement agent’s direct investment in the Company, the Company also issued warrants to the placement agent as compensation for services rendered in finding investors in the Company’s series B-1 and series C preferred stock. The fair value of such warrants issued in connection with services rendered by the placement agent is treated as cost of issuing preferred stock, and therefore offset against the carrying value of the preferred stock.

Following the summary of the rights, preferences and privileges of the convertible preferred stock, the Company has added a discussion of the Company’s assessment of terms and features of its convertible preferred stock.

Securities and Exchange Commission

May 25, 2010

12. Restricted stock, F-36

30.	We note that you have the right to repurchase unvested shares at the original purchase price per share. Please revise to disclose what consideration you gave to classifying the shares as a liability. Reference ASC 718-10-25-9.

In response to the Staff’s comment, the Company supplementally advises the Staff that the right to repurchase unvested shares, issued pursuant to early exercise of stock options and founders shares, is equivalent to a forfeiture provision.

The Company considered the guidance included in ASC 718-10-25-9, which requires liability classification of shares that are puttable by the employee or callable by the employer if either of the following two conditions is met:

1. The employee can avoid bearing the risks and rewards that are normally associated with equity ownership (as a result of the repurchase feature), for a reasonable period after the share’s issuance.

2. It is probable that the employer will prevent the employee from bearing normal risks and rewards of stock ownership for a reasonable period after the share’s issuance.

The Company notes that an employee begins to bear the risks and rewards of stock ownership when an employee vests in a restricted stock award. The Company does not have the right to repurchase vested shares and, therefore, the repurchase feature described above is equivalent to a forfeiture provision and should not be analyzed as a call right under the provisions of ASC 718-10-25-9.

13. Stock Based Compensation, page F-36

31.	Please revise to disclose why there is no stock based compensation expense included in your cost of product sales.

In response to the Staff’s comment, the Company respectfully advises the Staff that Amyris does not currently manufacture its own products. The Company sells ethanol procured from third parties and relies on contracted third parties for the transportation and storage of products. Accordingly, the Company does not have any dedicated headcount included in cost of product sales. The six employees of Amyris Fuels are involved in Sales, General and Administrative functions and their entire compensation including stock compensation expense is recorded in Sales, General and Administrative expenses.

19. Subsequent Events, page F-45

32.	Please revise to include a more specific and comprehensive discussion regarding how you intend to account for your joint venture with Usina Sao Martinho. In this regard, please discuss if you intend to consolidate the joint venture and disclose the ownership percentage you have in the entity. Reference ASC 810.

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the prospectus describing how it intends to account for the joint venture. The Company has included the revised disclosure below for the convenience of the Staff.

Securities and Exchange Commission

May 25, 2010

“Amyris will have 50% ownership in the joint venture. We have identified the joint venture as a variable interest entity. We expect to be the Primary Beneficiary and consequently intend to consolidate in the joint venture’s operations in our financial statements.”

Part II

Item 16. Exhibits and Financial Statements Schedules, page II-4

33.	Please note that with respect to the form of your amended and restated certificate of incorporation and bylaws (Exhibits 3.03 and 3.04, respectively), please note that you must file copies of your charter and bylaws as currently in effect prior to the effectiveness of the registration statement. See Item 601(b)(3) of Regulation S-K.

The Staff’s comment is noted. The Company will file prior to the effectiveness of the Registration Statement copies of the Company’s charter and bylaws as currently in effect.

*        *        *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Sayre E. Stevick at (650) 335-7868.

Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris Biotechnologies, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.